





INVEST IN **ATREYU GROUP**

# Powering the future of trading by facilitating access to quant and algo trading for all

Quant Manager
Orders
ATREYU Execution & Risk Platform
Designed for high volume and low latency, the platform protects clients from errors, violations and runaway algos.
Execution Options: Atreyu connects to top-tier electronic brokers, DMA, SORs, dark pools and algos.
CS
Volant
CODA
Instinet LSET, CORE
Exchanges
Prime/ Clearing
FIX Drop Copies
Web Kill Switch
Integration: FIX, FLIRT, EMS
AWS
MongoDB
Back Office: ETB, Start of Day Positions, Trades, OATS, Options Parent/child Report, Billing, Post-trade Surveillance
Trades - DATAONE [May 11th, 2018]
Cyclops
Monitoring, Risk Settings and Surveillance

atreyugroup.com New York NY

Infrastructure | Technology | Software | Automation | Fin Tech

LEAD INVESTOR

**J Mark Enriquez** FinTech Investor

Atreyu is well positioned to benefit from the continued evolution of the capital markets. Starting with strong leadership and technical prowess, Atreyu is helping quantitative asset managers implement their strategies. With high-speed pipes to execution points and risk management tools, Atreyu is reducing the friction and cost of trading. When I invest, I always consider the background and reputations of the founders. George Kledaras was an early pioneer in the movement to automate the trading of equity securities. George's first firm helped make the Financial Exchange Protocol (FIX) the industry standard for electronic communications between investment firms, broker/dealers, and exchanges. Today virtually all brokerage is electronic. The most successful traders are always seeking to capture "alpha" by identifying and executing trading opportunities faster then their

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

## Highlights

1. Generated over $6M in revenue for 2020
2. Achieved 115% YoY revenue growth in 2020 with multiple profitable months.
3. Large pipeline of customers to onboard for continued revenue growth
4. Traded over 1 Billion shares in a single month
5. Successfully traded over 9 Billion shares on our platform
6. Proven technology and trading platform with established strategic partners
7. Large market opportunity as quantitative trading continues to grow in popularity
8. Experienced management team with deep financial services and fintech track record

## Our Team

**Ryan Hanavan** Advisor

N/A

The founders have a passion for helping investors trade efficiently. As trading has evolved to 100% automated strategies, new regulations were put in place in order to protect the capital markets from flash crashes and other behavior. These new rules require an investment in technology that only the largest firms have

implemented effectively.



**George Kledaras**  CEO

Started three FinTech companies from zero revenues



**Kevin M McCann**  Consultant and Advisor

SEE MORE

# Pitch



**A technology-driven trading opportunity increasing access to quantitative trading.**

Corporate Presentation
February 2021

## Notice To Recipient



This Presentation dated February 2021 is being furnished solely for informational purposes from information supplied by or on behalf of Atreyu Group Holdings Corporation (the "Company") and is being furnished to you in your capacity as a potential investor (the "Recipient") in considering the proposed equity offering (the "Transaction").

This is neither an offer to sell nor solicitation of an offer to buy any securities. Any offering of securities is being made solely through the Company's offering statement on Form C, which is available through the Wefunder platform. All investments and tax strategies have risks, including the possible loss of principal in many cases. Always review the offering document for a more thorough discussion of risks, expenses, and limitations. Past performance and/or forward statements are never an assurance of future results.

This Presentation includes certain forward-looking statements and projections provided by the Company. Any such statements and projections reflect various estimates and assumptions by the Company concerning anticipated results. No representations or warranties are made by the Company or any of their affiliates as to the accuracy of any such statements or projections or with respect to any other materials contained herein. Whether or not any such forward-looking statements or projections are in fact achieved will depend upon future events some of which are not within the control of the Company. Factors that could cause actual results to differ from those projected in the forward looking statements made herein include the factors described in the risk factor section of the Company's Form C Offering Statement. Recipients are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date the statement was made. The Company undertakes no obligation to update any forward-looking statements. The Pro Forma information is provided for informational purposes only. Recipients should not rely on Pro Forma information as being indicative of results that would have been achieved or future results. Accordingly, actual results may vary from the projected results and such variations may be material. Certain financial information contained in this Presentation , such as Pro Forma information and EBITDA, are non-GAAP financial measures and investors should not place undue reliance on such non-GAAP financial measures. Statements contained herein describing documents and agreements are summaries only and such summaries are qualified in their entirety by reference to such documents and agreements.

## A Wall Street Goliath – Quantitative Trading



Quantitative trading (also known as algorithmic trading) takes a trading technique and creates a model of it using mathematics and algorithms. The model is then tested, optimized and implemented in real-time markets with real capital.

High frequency trading and algorithm program trading generate up to **70% of total trading volume** for U.S. equities markets.[1]

According to a JPMorgan survey, **over 60%** of trade ticket sizes over $10M were executed in March of 2020 by means of an algorithm. [2]

LCH Investments estimates that three quant behemoths, D.E. Shaw, Citadel and Two Sigma along with Bridgewater's partially systematic Pure Alpha Fund, **have made their investors $90bn over the past decade.** [3]



Large Wall Street firms dominate the quantitative market due to **high regulatory, technological and cost barriers that limit access for smaller players.**

1) SpeedTrader. "How Algorithms and High Frequency Trading Programs Affect Your Trading." Stock Market Impact and High Frequency Trading, Mint Global Markets, Inc, speedtrader.com/how-algorithms-and-high-frequency-trading-programs-affect-your-trading/.
2) Chatterjee, Saikat. "Algorithm Usage Rises in Choppy Currency Markets - JPMorgan Report." Yahoo! Finance, Yahoo!, finance.yahoo.com/news/algorithm-usage-rises-choppy-currency-134802704.html.
3) Butcher, Dan. "Can Small Quant Shops Compete with the Big Dogs?" EFinancialCareers, 5 May 2018, www.efinancialcareers.com/news/2017/06/small-quant-shops-competing-with-the-big-hedge-funds.

## Disrupting An Unbalanced Market

### Problem

The majority of quantitative trading is *controlled by large financial services firms* that don't support smaller players and the cost to build necessary trading infrastructure is prohibitive, leaving smaller traders and quant funds *without the infrastructure and wholesale pricing they need* to trade profitably.

### Opportunity

Atreyu offers individual traders and small to medium-sized quant funds the *low-latency infrastructure* that their strategies require and aggregates them to get *wholesale pricing.* Our technology *saves our clients' money, increasing the chance for profitability and decreases risk of overpaying for services.*

  = CAPABILITIES FOR HIGHLY AUTOMATED TRADING

## What We Deliver



**Wholesale Pricing**

Institutional pricing and top-tier rebates from the most respected trading partners for clearing, execution and stock loan.



**Low-latency Infrastructure**

Low-latency to support the active trader market from the institutional executing brokers that cater to this trading style.



**Compliance and Risk Management**

Advanced controls that can be customized to several trading styles, enabling higher margin outcomes for sophisticated clients.

## Our Success In Numbers

Successfully traded over *7 Billion* shares on our platform.[1]

Traded over *1 Billion* shares in a single month.[1]

Generated over *$6M* in revenue for 2020.[1]

Received *$9M+* in investment from National Innovation Fund.[2]

Achieved *115%* YoY revenue growth in 2020 with multiple profitable months. [2]

[1]Atreyu Group LLC (Broker-Dealer)
[2]Consolidated Atreyu Group Corporation

## Atreyu Competitive Advantages



Atreyu's clients avoid multi-year and multi-million dollar technology and compliance build-outs, so they can focus on building their business and do what they do best: TRADE

   

| Experienced Management Team | Early Customer Traction | Established Strategic Partners | Proprietary Technology |
|---|---|---|---|
| Management team has extensive fintech and electronic trading experience at leading firms including Blackrock, Goldman Sachs, Barclays, JP Morgan, UBS, Javelin Technologies and Citibank. | Atreyu Group has over 150 traders using the platform which generated over $6M in top-line revenue for 2020. | We have built a network of strategic partners that include large financial institutions, clearing firms, fintech companies, broker-dealers and vendor relationships. | Atreyu has developed proprietary risk engines, execution methods and has an exclusive license to a patented asynchronous chip technology that differentiates our product offering |

## Differentiation Through Technology



Atreyu has developed a proprietary, high-speed pre-trade risk engine which connects clients to the markets with a streamlined onboarding process and smooth execution experience. This allows the algorithm developer simplified access to the real time markets.

 Allows clients to integrate their proprietary strategies tightly to the markets using Atreyu's proprietary APIs.

 Already integrated with leading prime brokers, executing brokers, dark pools and other specialty destinations that are suited to quantitative trading like JP Morgan, ABN AMRO Clearing, Credit Suisse, Coda Markets, Apex Clearing and Instinet.

 Highly automated monitoring of all accounts in real time.

 Atreyu has an exclusive field of use license to network systems on a chip asynchronously. The exclusive license of this technology as part of the Atreyu risk management platform IP will potentially enable Atreyu to measure and analyze risk at even higher speeds for larger trading volumes.

## Our North Star – Risk Management



- Atreyu built effective risk and compliance tools for monitoring, reporting and real time trading that supports equities, equity options, with plans to support futures and fx in 2021
- Developed proprietary risk models for standard and portfolio margin.
- Gateway is built on proven, high-performance computing technology and integrated with the latest scalable cloud-based technologies.
- Atreyu's system can process 500 instrument portfolios in less than 1 millisecond.



**Recent Adoption**



- Client is a multi-billion NYSE traded company.
- One bad trader caused the client a multi-million dollar loss in 45 minutes – their inhouse risk system did not catch it.
- Client reacted by licensing Atreyu's risk system to protect against the apparent quant trading shortcomings of their legacy risk system.
- Atreyu is positioned to provide an attractive option to the market because older risk systems are not well suited to mitigate quant trading risk.

- Demand for Atreyu's system is accelerating through a robust client pipeline and several strategic alliances.

## Strong Revenue Tailwinds for 2021



| Partner/Client Profile | Description | Revenue Opportunity* |
|---|---|---|
| Institutionally backed fintech company that has built a quant testing and research platform with **over 200,000 registered quant traders and enthusiasts.** | Atreyu has executed an agreement and is preparing to launch an integration that allows registered users to manage, execute and trade their quant strategies through Atreyu. | *$500k to $5M+* |
| Multi-national brokerage firm with $20B+ market cap, operates one of **the largest electronic trading platforms in the U.S.** by number of daily average revenue trades. | Atreyu has reached an agreement that allows some of their qualified users to manage, execute and trade their quant strategies through Atreyu, pending regulatory approval. | *$250k to $2M+* |
| One of Atreyu's clearing firm relationships, a **multibillion dollar publicly traded financial services firm**, has been approved for house margin. | Atreyu's traders will be able to trade their strategies with up to 15x their capital, resulting in a proportional increase to the revenue Atreyu receives from those traders. Atreyu's management projects that the increased trading volume will subsequently increase Atreyu's total revenue by 1.5x to 3x within 2 quarters of approval. | Atreyu projects a *1.5x to 3x* increase in revenue due to increased trading |

*Projected annual recurring revenue opportunity from partner or client.

## Sales Pipeline Overview



Atreyu has a strong sales pipeline for 2021 with multiple trading groups prepared for onboarding and positive growth factors that continue to build value.

- Canadian trading group with Machine Learning algorithm and 70 traders, on-boarded
- Chicago based quant options trader 500K contracts/month, on-boarding now
- Two Virginia based black box traders with Machine Learning algorithms
- Large successful trading group in Puerto Rico with 20 traders, on-boarding now
- Las Vegas based successful trading group, 50 traders for equities and options, on-boarding now
- Large family office with $600MM AUM and 300 traders, quant driven, equities and options
- Two Latin American Banks with statistical arbitrage algo to trade USA American Depository Receipts along with their local markets
- The largest quant trading and back testing cloud platform, integrating now
- Elite brokerage for professional traders needs help with high volume equity clients, awaiting regulatory approval
- Chicago based cloud quant software for institutions trading options, futures and equities

### Pipeline Growth Factors

- Robust demand as smaller quantitative traders need access to an institutional platform to succeed.
- Atreyu's success with its existing customers and its highly regarded management profile has led to several client referrals.
- Additional prospects anticipating House Margin clearance.
- Identifying market for broader data driven quant market with five current prospects.
- Portfolio Analytics System production with Axos, in discussions with multiple clearing firms.

These are forward-looking projections that cannot be guaranteed.

## Revenue Summary



### How We Generate Revenue

- We charge our trading clients a commission based on the number of shares executed
- We also license our risk technology to clearing firms or prime brokers, charging either a monthly subscription or a per share fee
- We grow revenue by either attracting new clients efficiently or adding functionality (e.g., new routes, portfolio margining) so our existing clients can trade more

### Key Revenue Drivers



- Commissions
- Stock Lending Rebates
- Rebate Sharing
- Overnight Margin Lending
- Software Licensing
- Technology Services



2020 Revenue Break Down

## Growth in Active Traders



[1]Active Traders are individual traders or trading groups that are currently executing trades on Atreyu's platform as of 2/01/2021.

## Current Focus: Growing High Margin Revenue Streams

Atreyu is focused on scaling up revenue streams with high margins, specifically in the Equities, Options and Risk Systems product lines. While rapidly growing high margin revenue streams, Atreyu will continue to benefit from lower margin product lines such as dark pool execution fees that will grow organically as trading volume scales up.



*Forecast Assumptions*
- Existing client monthly growth rate = 3.00%
- Options commission revenue begins in March 2021
- Futures commission revenue begins in July 2021
- Onboarding of 9 new client accounts in 2021
- Commissions continue to grow at 2.50% monthly in 2022

No assurance can be given that forecasts or projections will be achieved

ATREYU GROUP HOLDINGS CORPORATION     A MODERN QUANT TRADING OPPORTUNITY

[1]EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization.
Projections based on current client pipeline and 2020 revenue results.

14

## Management Team

### George Kledaras
#### Chief Executive Officer

Serial entrepreneur widely recognized for developing and building **Javelin Technologies**, the first commercial FIX FinTech company (sold for $68MM, 3x return for investors); thought leader in FIX protocol, highly regarded in the electronic trading industry. Ex **Blackrock**, founded **FIX Flyer** (which is a Wealth Technology start-up).

### Jogi Narain
#### Chief Technology Officer

Head of High Frequency Trading at **Goldman Sachs**, over 25 years of scalable trading systems at **UBS, JP Morgan, and Barclays**. Deep knowledge and experience working with the plumbing of electronic trading protocols in brokerages and exchanges.

### Sharon Lawrance
#### Director of Client Operations

Ran **Salomon Brothers** and **Citi** Electronic Trading Execution desks as Managing Director with 25+ years of experience in brokerage operations and compliance procedures. Deep knowledge of brokerage industry and exchange regulations.



Thank You!